SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Signal Technology Corporation

(Name of Subject Company (Issuer))

STC Merger Co.

Crane Co.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

CUSIP 826675 10 0

(CUSIP Number of Class of Securities)

Crane Co.

100 First Stamford Place

Stamford, Connecticut 06902

ATTN: General Counsel

(203) 363-7300

(Name, address and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

With a copy to:

Janice C. Hartman, Esq.

Kirkpatrick & Lockhart LLP

Henry W. Oliver Building

535 Smithfield Street

Pittsburgh, Pennsylvania 15222

Facsimile: (412) 355-6501

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXHIBIT INDEX

Exhibit 99.1    Text of Press Release, issued by Crane Co. on April 16, 2003.

2